06017884

82-34643

Rule 12g3-2(b) File No: ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2006 OCT 24 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date October 18, 2006
Contact Andrea Struller

Unaxis Holding

SUPPL

~~OC Oerlikon Corporation~~ AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

Enclosure

- **OC Oerlikon Corporation AG publishes public tender offer for shares of Saurer AG for CHF 135**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.schuler@oerlikon.com
www.oerlikon.com

dlw 10/31

oerlikon

Media release

RECEIVED

2006 OCT 24 P 2:31

Rule 12g3-2(b) File No. 82-5190

OC Oerlikon Corporation AG publishes public tender offer for shares of Saurer AG for CHF 135

- The prospectus of the public tender offer for all publicly held Saurer AG shares is going to be published today.
- Board of Directors of Saurer AG recommends its shareholders to accept the cash offer of CHF 135 per share.
- Oerlikon and Saurer on the way to a European high-tech engineering group.

Pfäffikon SZ (Switzerland), October 18, 2006 – OC Oerlikon Corporation AG, Pfäffikon, ("Oerlikon", security no. 81 682; ticker symbol: OERL) today published the prospectus detailing its public bid for all publicly held shares of Saurer AG ("Saurer") at a price of CHF 135 per share in cash. The Board of Directors of Saurer recommends its shareholders to accept the offer.
This offer is 44.51% above the average opening price of the last 30 trading days prior to the pre-announcement of the offer published on September 6, 2006 and 58.38% above the closing price three months prior to the pre-announcement of the offer published on September 6, 2006.

The offer is expected to be open from November 1, 2006 through November 28, 2006. An extension up to a maximum of 40 trading days is allowed without further approval. On October 11, 2006, Oerlikon passed the threshold of 33.3% of the shares and voting rights of Saurer AG and today issued the mandatory offer for the purchase of all outstanding publicly held shares of the company. The Board of Directors of Saurer has recommended the acceptance of the offer, according to its press release of October 17, 2006.

"The aim of the offer is to create a high-tech engineering group in Switzerland with a global reach based on Saurer and Oerlikon," explains Thomas Limberger, CEO of Oerlikon. The timing of the transaction fits perfectly with Oerlikon's longterm corporate strategy. "Now that the turnaround has been achieved, we are entering a period of expansion. And we want Saurer to become part of this growth dynamic."

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Further information

- Credit Suisse, Zurich, has been commissioned with the execution of this transaction.
- Copies of the offer prospectus can be downloaded from the transaction website www.oerlikon.com/transaction and, upon request, will be forwarded by Oerlikon or by Credit Suisse, Zürich, Department VAIA 12 (Phone +41 44 333 43 85, Fax: +41 44 333 35 93, E-mail: equity.prospectus@credit-suisse.com).

Further details

www.oerlikon.com/transaction

This media release is based on information currently available to management. The forward looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

Contact

Burkhard Böndel
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media@oerlikon.com
ir@oerlikon.com

Oerlikon – a leading global high-tech corporation

Oerlikon (SWX: OERL) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Oerlikon develops production systems, components, and services for high-technology products. Oerlikon currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

OTHER IMPORTANT INFORMATION

The following restrictions apply with regard to the public purchase offer outlined in this media release:

United States of America

The offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance.

United Kingdom

The offer documents in connection with the offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Australia, Canada and Japan

This offer is not addressed to shareholders of Saurer AG, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Shareholders"). The Excluded Shareholders may not accept this offer.

Other legal regimes

This offer does not apply, either directly or indirectly, in a country or under a legal regime where such an offer would be illegal, or in/under which it would otherwise infringe existing laws or regulations, or which would require of OC Oerlikon Corporation AG, Pfäffikon, any change in the rules or conditions of this offer, or any additional applications/actions with regard to national, regulatory or legal authorities. Oerlikon has no intention of extending its purchase offer to any such country or regions subject to any such legal regime. Documents pertaining to this offer may be neither sent to nor distributed in such countries or regions subject to such legal regimes. Such documents may not be used, either, with the intent of advertising for the purchase of any stakes in Saurer AG by individuals or legal entities in such countries or regions subject to such legal regimes.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com